VITERRA™

April 20, 2010

Exemption #: 82-5037

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release that was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Debbie Vargo

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Senior Vice-President, General Counsel and Corporate Secretary

Attachment

VITERRA™

For Immediate Release
Date: April 20, 2010
Calgary, Alberta
Listed: TSX: VT, ASX: VTA

Viterra Enters Joint Venture to Construct a New Canola Plant in China

Viterra Inc. is pleased to confirm that it has entered into a joint venture with Guangxi Beibu Gulf International Port Group Co. Ltd. to build a canola crushing facility in the province of Guangxi, South China at the port of Fangchenggang. The plant is expected to crush 2,000 metric tonnes of canola per day, or approximately 680,000 tonnes annually. Viterra's investment is estimated to be approximately US $20-25 million.

Viterra will hold a 49 per cent interest in the enterprise, the maximum allowable investment in the market, while its partner Guangxi Beibu Gulf International Port Group will have a 51 per cent share. The joint venture will be known as Fangchenggang Maple Grain & Oil Industrial Co. Ltd. Construction will begin in May and is expected to be complete in approximately 18 months.

"We are very pleased to enter this joint venture with Guangxi Beibu Gulf International Port Group. Their significant relationships and experience in the region are highly valued, and we look forward to a prosperous future with them. Our joint venture fits well with our overall strategy to expand our processing value chain into key end-use markets such as China, where, over the course of several decades, we have established long-lasting sales and marketing relationships and where the future demand for quality food ingredients is forecast to rise substantially," said Mayo Schmidt, President and CEO of Viterra Inc.

With an integrated value chain that includes the research and development of canola seed technologies, origination networks in Canada and Australia, and production processing, Viterra's new joint venture in China further extends and diversifies the Company's capabilities in processing in a region that is experiencing significant demand for canola oil and canola meal-based proteins.

Mr. Schmidt added, "I would also like to acknowledge the considerable effort that Canada's federal government has made in maintaining and enhancing relationships in the regions to support continued demand for Canadian grains and oilseeds. I am confident that the work currently underway between our respective governments and the industry will help ensure Canadian canola seed exports remain strong into China into the future."

About Guangxi Beibu Gulf International Port Group Co. Ltd.

Guangxi Beibu Gulf International Port Group Co. Ltd. is a state owned company of the Guangxi Zhuang Autonomous Region Government responsible for the operation of the three coastal ports that comprise the Ports of Guangxi. Handling over USD $5.5 billion of trade annually, the Ports' modern infrastructure is currently comprised of more than 50 production berths with the ability to handle approximately 100 million tonnes of cargo. Strategically located in Fangcheng, Qinzhou, and Beihai, the Ports are undergoing a rapid expansion plan that will see an additional 200 million tonnes of capacity by 2015.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit, we operate in three distinct businesses: grain handling and marketing, agri-products, and value-added processing. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris
Media Relations
Regina, Canada
Viterra Inc.
(306) 569-4810
peter.flengeris@viterra.ca

Website: http://www.viterra.ca

VITERRA™

April 16, 2010

Exemption #: 82-5037

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release that was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of a Material Change Report for the news release dated April 15, 2010. This was filed on the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Debbie Vargo

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Senior Vice-President, General Counsel and Corporate Secretary

Attachment

VITERRA™

For Immediate Release
Date: April 15, 2010
Calgary, Alberta
Listed: TSX: VT, ASX:VTA

VITERRA ANNOUNCES LAUNCH OF GLOBAL FINANCING FACILITY

Viterra Inc. today announced that it has launched the syndication of a C$1.6 billion unsecured revolving credit facility through a syndicate of financial institutions led by TD Securities and RBC Capital Markets (who will act as lead arrangers and joint bookrunners). Commonwealth Bank of Australia, HSBC and Rabobank will act as co-lead arrangers.

The three-year unsecured operating line will replace Viterra's existing C$800 million line of credit in Canada and the A$1.2 billion operating line in Australia and will be used to support the company's global working capital requirements. Viterra has the right to increase the facility, if required, by up to C$400 million.

"This new operating line provides Viterra with the capacity and the flexibility to support our global financing requirements and is a key milestone in our integration efforts to bring the capital structures of our operations around the world under a common platform," said Viterra President and CEO Mayo Schmidt.

Viterra also intends to permanently reduce the long-term financing requirements associated with its Australian operation. On January 21, 2010, the Company announced that it had applied A$300 million in cash to reduce seasonal drawings on the Australia operating facility. Those dollars will now be used to permanently reduce the long-term debt of that business. In addition, it is the Company's intention, upon closing of this transaction, to utilize a portion of this new operating line to repay a $400 million term loan facility put in place in May 2008 with a syndicate of financial institutions. This will result in the elimination of security on all of Viterra's publicly-traded notes.

Rex McLennan, Chief Financial Officer of Viterra commented, "The steps we have taken today are consistent with our global focus on operations and commitment to optimizing our balance sheet. This is a prudent course of action that will improve the credit quality of Viterra and ultimately reduce the overall cost of capital of our international enterprise."

The global financing facility is expected to close in May 2010.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit, we operate in three distinct businesses: grain handling and marketing, agri-products, and value-added processing. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

– 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:

Name of contact
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4???

Website: http://www.viterra.ca

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

Viterra Inc. ("Viterra")
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9

Item 2 Date of Material Change

April 15, 2010

Item 3 News Release

A news release was issued through Marketwire on April 15, 2010 and is attached to this report.

Item 4 Summary of Material Change

Viterra has launched the syndication of a $1.6 billion unsecured revolving credit facility through a syndicate of financial institutions led by TD Securities and RBC Capital Markets (who will act as lead arrangers and joint bookrunners). Commonwealth Bank of Australia, HSBC and Rabobank will act as co-lead arrangers.

The three-year unsecured operating line will replace Viterra's existing $800 million line of credit in Canada and the A$1.2 billion operating line in Australia and will be used to support the company's global working capital requirements. Viterra has the right to increase the facility, if required, by up to $400 million.

Item 5 Full Description of Material Change

Please see the attached news release for a full description of the material change.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

Item 8 Executive Officer

For further information please contact Colleen Vancha, Senior Vice-President, Investor Relations & Corporate Affairs, at (306) 569-4782.

Item 9 Date of Report

April 16, 2010

VITERRA™

April 13, 2010

Exemption #: 82-5037

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of two news releases that were filed with the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Senior Vice-President, General Counsel and Corporate Secretary

Attachment

VITERRA™

For Immediate Release
Date: April 13, 2010
Adelaide, Australia
Listed: TSX:VT: ASX:VTA

Viterra to sell its share of Australian Bulk Alliance joint venture

Viterra Inc today confirmed that it is selling its 50 percent interest in the Australian Bulk Alliance (ABA) joint venture to Sumitomo. To clarify erroneous media reports, the acquisition price to be paid is A$8.6 million, which was based on an independent valuation of the assets.

Summit Grain Investment (Australia) Pty Ltd, which is a wholly owned subsidiary of Sumitomo Corporation, intends to exercise its right under the shareholder's agreement to acquire all of the shares of ABA owned by Viterra. The purchase was triggered as a result of the change in control of Viterra's Australian operations, arising from the acquisition of ABB Grain by Viterra in September 2009.

Settlement of the acquisition is scheduled to occur on 21 April 2010. Following the acquisition, ABA will become a wholly owned subsidiary of Sumitomo.

ABA's storage network consists of eight country sites in Victoria and New South Wales as well as the ABA grain terminal at the Port of Melbourne.

Viterra President South East Asia, Rob Gordon said the company's focus is on its strategic assets including its comprehensive network of storage and handling facilities. He said the company would continue to service the Victorian market.

"We have a presence through the Port of Geelong and with our recent investment in the Panamax-capable port at Outer Harbor, we will be able to draw grain from western Victoria offering export opportunities for those growers," he said.

"Over the past few years we have expanded our range of product and service offerings to Victorian growers, with the employment of specialist grain accumulation managers and wool agents in addition to our fertiliser, container packing and storage and handling operations.

"We intend to increase our product offerings in Victoria and throughout Australia and we are developing new marketing opportunities which capitalise on our international competitive position."

About Viterra
Viterra provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China, and Switzerland. Driven by an entrepreneurial spirit we operate in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial services.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bridget Penna
External Communications Manager
08 8304 1368
0448 910 886
bridget.penna@viterra.com

www.viterra.com.au

For Immediate Release
Date: April 6, 2010
Calgary, Alberta
Listed: TSX: VT, ASX: VTA

Viterra Announces Regulatory Clearance for Its Planned Acquisition of Dakota Growers Pasta Company

Calgary, Alberta — Viterra Inc. (TSX: VT, ASX: VTA) today announced that it has received regulatory clearance from the U.S. Federal Trade Commission (the "Commission") regarding Viterra's planned acquisition of Dakota Growers Pasta Company, Inc. ("Dakota Growers"). The Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act") with respect to Viterra's planned acquisition of Dakota Growers, first announced in March 2010.

The HSR Act provides the U.S. federal government with the opportunity to engage in a prior review of the potential effects on competition of certain mergers, acquisitions or other consolidations.

Viterra and Dakota Growers announced on March 10, 2010 a definitive merger agreement whereby Viterra would acquire Dakota Growers in a cash tender offer and subsequent merger. A wholly owned subsidiary of Viterra initiated a cash tender offer on March 23, 2010 (the "Offer") to purchase all outstanding shares of common stock of Dakota Growers and all outstanding shares of Series D preferred stock of Dakota Growers. The Offer will expire at midnight (EDT) on May 3, 2010, unless extended in accordance with the terms of the merger agreement with Dakota Growers and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). Termination of the waiting period under the HSR Act satisfies one of the conditions to the closing of the Offer. The closing of the Offer is also conditioned on the tender of more than 50 percent of the outstanding shares of common stock of Dakota Growers measured on a fully diluted basis and other customary closing conditions.

Under the Offer, stockholders of Dakota Growers will receive $18.28 in cash for each share of Dakota Growers common stock and $0.10 in cash for each share of Dakota Growers Series D preferred stock validly tendered in the offer and not subsequently withdrawn, in each case without interest and less any required withholding taxes.

Wells Fargo Bank, N.A. is the depositary for the Offer and Kingsdale Shareholder Services Inc. is the information agent for the Offer.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit, we operate in three distinct businesses: grain handling and marketing, agri-products, and value-added processing. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Dakota Growers stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the Offer or the merger may not be satisfied or waived; the effects of disruption from the Offer and the merger, making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; as well as risks detailed from time to time in Dakota Growers' public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended July 31, 2009, subsequent quarterly filings on Form 10-Q and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Dakota Growers in connection with the Offer.

Viterra can give no assurance that any of the transactions related to the Offer or the merger will be completed or that the conditions to the offer and the merger will be satisfied. The information contained in this press release is as of April 6, 2010. Viterra disclaims any intent or obligation to update any forward-looking statements contained in this release as a result of developments occurring after the period covered by this release or otherwise.

Important Additional Information

The Offer for all of the outstanding shares of common stock and Series D Preferred Stock of Dakota Growers commenced on March 23, 2010. Viterra and certain of its wholly-owned subsidiaries have filed a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letters of Transmittal and related tender offer documents, the "Tender Offer Documents") with the SEC. The information contained herein is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of Dakota Growers, nor is it a substitute for the Tender Offer Documents. Investors and Dakota Growers stockholders are strongly advised to read the Tender Offer Documents and the related Solicitation/Recommendation Statement on Schedule 14D-9 and all updates thereto that have been or may be filed with the SEC because they contain important information.

Investors and Dakota Growers stockholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC's website at www.sec.gov. Investors and Dakota Growers stockholders may also read and copy any reports, statements and other information filed by Viterra or Dakota Growers with the SEC, at the SEC public reference room at 100 F Street, NE., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

MEDIA CONTACT:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810

Website: www.viterra.ca

DAKOTA GROWERS STOCKHOLDER QUESTIONS:

Please call Kingsdale Shareholder Services Inc
North American Toll Free Phone: 1-888-518-6812
Email: contactus@kingsdaleshareholder.com
Toll Free Facsimile: 1-866-545-558

VITERRA™

March 23, 2010

Exemption #: 82-5037

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release filed with the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Senior Vice-President, General Counsel and Corporate Secretary

Attachment

VITERRA™

For Immediate Release
Date: March 23, 2010
Calgary, Alberta
Listed: TSX: VT, ASX: VTA

Viterra Commences Tender Offer to Acquire Dakota Growers Pasta Company, Inc.

Calgary, Alberta --- Viterra Inc. (TSX: VT, ASX: VTA) announced today that it has commenced, through its wholly owned subsidiary a cash tender offer to purchase all outstanding shares of common stock of Dakota Growers Pasta Company, Inc. at a price of USD$18.28 per share and all outstanding shares of Series D preferred stock of Dakota Growers at a price of USD$0.10 per share. The tender offer is being made pursuant to the merger agreement entered into on March 10, 2010. The transaction has the unanimous approval of both Dakota Growers' Board of Directors and Viterra's Board of Directors.

Viterra will today file with the Securities and Exchange Commission ("SEC") a tender offer statement on Schedule TO that provides the terms of the tender offer and Dakota Growers will file a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Dakota Growers' Board of Directors that Dakota Growers stockholders accept the tender offer and tender their shares into the offer.

The tender offer will expire at midnight (EDT) on Monday, May 3, 2010, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is conditioned upon the tender of more than 50 per cent of the outstanding shares of common stock of Dakota Growers on a fully diluted basis. The closing is also conditioned upon expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

Wells Fargo Bank, N.A. is the depositary for the tender offer and Kingsdale Shareholder Services Inc. is the information agent for the tender offer.

Important Additional Information

On the date hereof, Viterra Inc. ("Viterra") and certain of its wholly-owned subsidiaries will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letters of Transmittal and related tender offer documents, the "Tender Offer Documents") with the Securities and Exchange Commission (the "SEC"). This press release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock or Series D preferred stock of Dakota Growers, nor is it a substitute for the Tender Offer Documents. ***Investors and Dakota Growers stockholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by Dakota Growers with the SEC, and other relevant materials when they become available, because they will contain important information.***

Investors and Dakota Growers stockholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC's website at www.sec.gov. Investors and Dakota Growers stockholders may also read and copy any reports, statements and other information filed by Viterra or Dakota Growers with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Dakota Growers stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; as well as risks detailed from time to time in Dakota Growers' public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended July 31, 2009, subsequent quarterly filings on Form 10-Q and the Solicitation/Recommendation Statement to be filed by Dakota Growers in connection with the tender offer.

Viterra can give no assurance that any of the transactions related to the offer or the merger will be completed or that the conditions to the offer and the merger will be satisfied. The information contained in this press release is as of March 23, 2010. Viterra disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this release or otherwise.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit, we operate in three distinct businesses: grain handling and marketing, agri-products, and value-added processing. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

- 30-

MEDIA CONTACT:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810

Website: www.viterra.ca

DAKOTA GROWERS STOCKHOLDER QUESTIONS:

Please call North American Toll Free Phone: 1-888-518-6812
Email: contactus@kingsdaleshareholder.com
Toll Free Facsimile: 1-866-545-5580